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  FOR IMMEDIATE RELEASE                 CONTACT: Mark Maddocks
                                       Vice-President, Finance
                                     Telephone: (609) 799-0071


                      DATARAM REPORTS SECOND QUARTER
                       FISCAL 1998 OPERATING RESULTS

  PRINCETON, NJ, November 12, 1997 -- Dataram Corporation
  (AMEX: DTM)

       Benefiting from sustained strong volume in the UNIX and windows NT workstation and server memory market and strong demand for new product introductions, Dataram Corporation achieved higher revenues and solid earnings for the second quarter of fiscal 1998, Robert V. Tarantino, president and chief executive officer, announced today.

       For the second quarter ended October 31, 1997, Dataram reported revenues of $20.1 million compared to $17.2 million for the year earlier period. Net earnings were $945,000, or $.30 per share, versus $1,014,000, or $.30 per share, for last year's comparable quarter.

       For the six months ended October 31, 1997, Dataram reported revenues of $38.2 million compared to $34.6 million for the year earlier period. Net earnings were $1,614,000, or $.51 per share, versus $1,979,000, or $.55 per share for the comparable prior year period.


  Continued....
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  Dataram Earnings Release - Page 2

       Operating results for the current quarter include approximately $500,000 in legal expense related to the Company's litigation with Sun Microsystems, Inc. "While the Company continues to incur legal expenses that it did not incur in the prior comparable periods, our profitable growth has enabled us to absorb these costs," Tarantino stated. "We will continue our strong defense against Sun's patent claims which we regard as overreaching. At the same time, we will vigorously pursue our antitrust, product disparagement and business interference counterclaims under which Dataram is seeking both compensatory and punitive damages as well as reimbursement of attorneys fees and other legal costs."

       "We increased revenues in spite of reduced product selling prices resulting from a decline in the price of DRAM chips," Tarantino said. Average unit selling prices have declined approximately 20% year over year. "Our market -- high performance workstations and servers -- continues to offer profitable opportunities for the Company's broadening array of memory products."

       "During the quarter, we continued the expansion of our sales team" he stated. "In addition, we increased capacity at our domestic manufacturing facility and establishing a distribution facility in the United Kingdom to cost efficiently accommodate increased European Community demand. These expenditures are an integral part of our strategy to maximize the many opportunities available to us in our growing market."


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  Dataram Earnings Release - Page 3

       An expanded sales force is rapidly increasing Dataram's customer base in U.S. and foreign markets, Tarantino remarked. Higher volume, combined with economies of scale achieved at the Company's automated manufacturing facility, has improved margins. Dataram also has benefited from being "first to market" with several products, he added.

       Tarantino announced that, during the quarter, the Company signed a licensing agreement with Silicon Graphics
  (SGI) to manufacture memory upgrades for certain SGI high performance servers and workstations. "This is an important step in our continuing efforts to further broaden the customer base for our high-end computer memory products."

       Tarantino said the Company maintained its solid financial condition, with strong operating cash flow, no debt and an unsecured $12 million line of credit. In continuing efforts to enhance shareholder value, the Company, as of October 31, 1997, has repurchased 84,800 of the 300,000 shares of Dataram common stock authorized by the Board of Directors in July, 1997. The purchases were financed from operating cash flow.

       "I'm confident that Dataram will sustain its momentum and achieve solid operating gains for the remainder of fiscal 1998," Tarantino concluded.

       Dataram develops, manufactures and markets gigabyte memory boards for high performance workstations and servers.


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  Dataram Earnings Release - Page 4


                Dataram Corporation and Subsidiary
                  Consolidated Summary Information
              (In thousands except per share amounts)


                     Quarter Ended         Six Months Ended
                       October 31             October 31

                   1997         1996        1997       1996
                 _______      _______     _______     ______

  Revenues       $20,068      $17,168     $38,215    $34,616

  Net Earnings      $945       $1,014      $1,614     $1,979

  Net Earnings Per
     Share          $.30         $.30        $.51       $.55

  Average Shares
     Outstanding   3,134        3,422       3,162      3,594